Exhibit 12

Parker-Hannifin Corporation
Computation of Ratio of Earnings to Fixed Charges
(In thousands, except ratios)

	Six Months Ended
	December 31,				Fiscal Year Ended June 30,
	2013		2012		2013		2012		2011		2010		2009
EARNINGS
Income from continuing operations before income taxes and noncontrolling interests	$819,406		$598,687		$1,311,001		$1,576,698		$1,413,721		$754,817		$683,083
Adjustments:
Interest on indebtedness, exclusive of interest on ESOP loan guarantee	40,448		46,232		88,668		89,888		97,009		101,173		109,911
Amortization of deferred loan costs	1,361		1,493		2,884		2,902		2,695		2,426		2,143
Portion of rents representative of interest factor	22,246		20,758		44,493		41,515		39,499		41,194		41,839
Loss (income) of equity investees	(1,245)		(963)		(247)		1,237		2,592		6,757		(1,529)
Amortization of previously capitalized interest	95		98		193		196		226		259		262
Income as adjusted	$882,311		$666,305		$1,446,992		$1,712,436		$1,555,742		$906,626		$835,709
FIXED CHARGES
Interest on indebtedness, exclusive of interest capitalized and interest on ESOP loan guarantee	$40,448		$46,232		$88,668		$89,888		$97,009		$101,173		$109,911
Amortization of deferred loan costs	1,361		1,493		2,884		2,902		2,695		2,426		2,143
Portion of rents representative of interest factor	22,246		20,758		44,493		41,515		39,499		41,194		41,839
Fixed charges	$64,055		$68,483		$136,045		$134,305		$139,203		$144,793		$153,893

RATIO OF EARNINGS TO FIXED CHARGES	13.77	x	9.73	x	10.64	x	12.75	x	11.18	x	6.26	x	5.43	x